EXHIBIT 16.1

February 24, 2010

Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Across America Real Estate Exchange, Inc. EIN: 20-8097439

Commissioners:

We were previously the principal accountants for Across America Real Estate Exchange, Inc. and we reported on the financial statements of Across America Real Estate Exchange, Inc. as of December 31, 2009 and 2008, and for the years ended December 31, 2009 and 2008.  We have not provided any audit services to Across America Real Estate Exchange, Inc. since the audit of the December 31, 2009 financial statements.  On February 24, 2010, we were dismissed as the principal accountants.

We have read the Company's statements included under Item 4.01 of its Form 8-K.  We agree with the statements concerning our Firm in Item 4.01 of the Form 8-K.  We have no basis on which to agree or disagree with other statements made in the Form 8-K.

Very truly yours,

Cordovano and Honeck LLP
Englewood, Colorado